New York
Albany		Philadelphia
Atlanta		Sacramento
Brussels	303 Peachtree Street, NE • Suite 5300 • Atlanta, GA 30308 Tel: 404.527.4000 • Fax: 404.527.4198 www.mckennalong.com	San Diego
Denver		San Francisco
Los Angeles		Washington, DC

THOMAS WARDELL (404) 527-4990	EMAIL ADDRESS twardell@mckennalong.com

July 19, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Daniel F. Duchovny

Re:	Pediatric Services of America, Inc.

Amended Schedule 13E-3

File No. 005-44129

Filed July 3, 2007

Revised Preliminary Proxy Statement on Schedule 14A

File No. 000-23946

Filed July 3, 2007

Dear Mr. Duchovny:

On behalf of Pediatric Services of America, Inc., we are responding to the letter dated July 16, 2007 (the “Comment Letter”) from Daniel F. Duchovny, Special Counsel of the Office Of Mergers & Acquisitions of the Securities and Exchange Commission (the “Commission”).

Set forth below are the responses provided to us by Pediatric Services of America, Inc., and Portfolio Logic LLC (“Portfolio Logic”) to the comments of the Commission staff (the “Staff”) with respect to PSA’s Preliminary Proxy Statement on Schedule 14A, File No. 000-23946 (the “Preliminary Proxy Statement”) and the Schedule 13E-3, File No. 005-44129 (the “Schedule 13E-3”), filed by Portfolio Logic, Portfolio Logic Management LLC, Pointer Acquisition Co., Inc. and Jeffrey D. Zients (collectively, the “Portfolio Logic Parties”) and PSA.

On the date hereof, PSA has filed Amendment No. 2 to the Preliminary Proxy Statement and the Portfolio Logic Parties and PSA have filed Amendment No. 2 to the Schedule 13E-3 with the Commission, incorporating the revisions described herein. For ease of reference, each comment contained in the Comment Letter appears directly above the corresponding response.

Mr. Daniel F. Duchovny

July 19, 2007

Please note that references to “we,” “our,” “us,” “PSA,” and the “Company” refer to Pediatric Services of America, Inc.

Schedule 13E-3

Comment 1.	Please file the memorandum of understanding between the Portfolio Logic Parties and the D3 Parties. Refer to Item 1016(d) of Regulation M-A.

Response: The memorandum of understanding between the Portfolio Logic Parties and the D3 Parties has been filed as Exhibit (d)(3) at Item 16 of the revised Schedule 13E-3 in response to the Staff’s comment.

Proxy Statement

Cover Page

Comment 2.	We reissue comment 5 as it related to the form of proxy.

Response: The form of proxy has been revised to make clear that it is preliminary in response to the Staff’s comment.

Summary Term Sheet, page 1

Comment 3.	Please quantify in the paragraph caption “Effects of the Merger” the minority interest to be held by the D3 Family Funds in Newco.

Response: The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See “Summary Term Sheet—Effects of the Merger” on page 2.

Special Factors

Background of the Merger, page 10

Comment 4.	We note your response to comment 9 and the revisions made in response to comment 11. Please tell us how the February 6 presentation is not considered to be materially related to the going private transaction if it was used, in part, to determine the consideration sought in the current transaction.

Response: As we have previously indicated, we do not believe the February 6 presentation is materially related to the transaction with Portfolio Logic. The February 6 presentation reflected the various analyses undertaken at the Special Committee’s request to allow the Committee to

Mr. Daniel F. Duchovny

July 19, 2007

fully consider the company’s value and it provided further amplification of the various strategic alternatives the company had previously considered in developing its strategic plan. It was used as context for the Committee’s review and consideration, and ultimate recommendation to reject, Portfolio Logic’s proposal on February 6 and again on February 12. At that time the Special Committee had completed its task. On February 14 the board voted to reject the proposal.

On February 14 the board also established a new and separate committee, the negotiating committee, to address any further negotiations with Portfolio Logic should any occur. On February 21 the rejection was communicated. Portfolio Logic did not respond until March 13 and it was not until March 14 that any new transaction was suggested. At that point, Raymond James became active at the negotiating committee’s request in providing the negotiating committee with analyses and other information and advice with respect to the new negotiations. These negotiations culminated in the letter of intent executed on March 21, and eventually in the Merger Agreement executed on April 25. Raymond James’ advice and analyses related to the transaction and its negotiation are all contained in the report and presentation of April 25 described in the Preliminary Proxy Statement and filed as Exhibit (c)(2) to Schedule 13E-3 Amendment #1. While the negotiating committee, as well as the rest of the board, certainly were informed by the February 6 presentation, it was not the basis on which the board determined to undertake the transaction. To the extent that the February 6 presentation included material of a kind similar to that on which the transaction was based, it was of a kind regularly considered by boards and committees considering strategic alternatives. On this occasion, the material was refined and specifically oriented to the transaction under negotiation and is contained in the April 25 presentation described in the Preliminary Proxy Statement, the attached fairness opinion and the report filed as Exhibit (c)(2) to Schedule 13E-3 Amendment #1, which we respectfully submit is the only report and presentation materially related to the transaction.

Our Purposes and Reasons for the Merger, page 14

Comment 5.	Please disclose the substance of your response to comment 15.

Response: The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See “Our Purposes and Reasons for the Merger” on page 17.

Comment 6.	Refer to the section captioned “Substantive Fairness.” We reissue previous comment 16. Please revise the first, second and sixth bullet points on page 15 to explain how the board of directors considered the matters discussed and how these factors supported the fairness determination made by the board.

Mr. Daniel F. Duchovny

July 19, 2007

Response: The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See “Our Purposes and Reasons for the Merger— Substantive Fairness” on page 15.

Comment 7.	We reissue comment 19. We note that your directors and officers as well as the D3 Parties are affiliates of the company.

Response: The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See “Our Purposes and Reasons for the Merger— Risks and Negative Factors” on page 18.

Comment 8.	Please disclose the substance of your response to comment 20 with respect to the decision not to seek the approval of unaffiliated security holders.

Response: The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See “Our Purposes and Reasons for the Merger— Procedural Fairness” on page 17.

Opinion of Financial Advisor, page 18

Comment 9.	We reissue clauses (iii) and (iv) of comment 24. Please disclose the data previously requested for each transaction used in the Acquisition Premium Analysis. Revise your disclosure to show how the financial advisor derived the implied per share equity values from the relevant data. We note the information in pages 23-27 of the advisor’s report.

Response: The Preliminary Proxy Statement has been revised in response to the Staff’s comment. As to clause (iii) of earlier comment 24, the additional text is included at “Special Factors—Opinion of Financial Advisor—Acquisition Premium Analysis” on page 22. As to clause (iv) of earlier comment 24, additional text is included at “Special Factors—Opinion of Financial Advisor—Discounted Cash Flow Analysis” on page 24 and we respectfully submit that with these additions, this section appropriately reflects the methodology of the financial advisor described at pages 24-27 of the financial advisor’s report.

Comment 10.	We reissue comment 25 in part. Explain what, if any, conclusion was reached by the financial advisor as a result of it obtaining not meaningful or not available values.

Mr. Daniel F. Duchovny

July 19, 2007

Response: The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See “Special Factors—Opinion of Financial Advisor—Selected Public Company Analysis” on pages 21 and 22.

The Position of the Portfolio Logic Parties as to the Fairness of the Merger, page 27

Comment 11.	We note the revisions made in this section in your response to comment 17. We also note that the Portfolio Logic Parties considered the fact that the company received a fairness opinion but they did not adopt it or, we assume, the related analyses. Please revise your to describe specifically the extent to which these parties used the fairness opinion or the related analyses in making their fairness determination. For example, while the company’s board adopted the financial advisor’s opinion and its market price premium analysis may have been impacted by the timing of the financial advisor’s work, the Portfolio Logic Parties could have performed their own market analysis without regard to timing limitations applicable to the financial advisor.

Response: The Preliminary Proxy Statement has been revised in response to the Staff’s comment. The Portfolio Logic Parties did not adopt the Raymond James fairness opinion or its related analyses but, in considering the fairness of the merger to the unaffiliated stockholders, Portfolio Logic noted that the PSA board received an opinion from a nationally recognized independent advisor as to the fairness, from a financial point of view, of the $16.25 per share cash merger consideration to be paid to PSA’s unaffiliated stockholders. See “Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger” on page 27.

Comment 12.	We reissue comment 20 as it related to the disclosure in this section.

Response: The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See “Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger” on page 28.

Certain Effects of the Merger, page 29

Comment 13.	Please fill in the blanks in the table in this section.

Response: The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See “Certain Effects of the Merger” on page 29.

Selected Historical Consolidated Financial Information of PSA, page 57

Comment 14.	Please disclose the substance of your response to comment 38 as it relates to the ratio of earnings to fixed charges.

Mr. Daniel F. Duchovny

July 19, 2007

Response: The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See “Additional Information Regarding PSA—Selected Historical Consolidated Financial Information of PSA” on page 59, footnote 6.

Should you have further comments or require further information, or if any questions should arise in connection with the submission, please call me at (404) 527-4990 or Marc D’Annunzio at (404) 527-8384.

Sincerely,

/s/ Thomas Wardell
Thomas Wardell

cc:	Daniel J. Kohl

Gregory V. Gooding

Riley Sweat

Marc D’Annunzio